UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SIZELER PROPERTY INVESTORS, INC.

(Name of Issuer)

Common Stock, Par Value $.0001 per share

(Title of Class of Securities)

830137105

(CUSIP Number)

William A. Ackman

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 29th Floor

New York, NY 10019

(212) 813-3700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Joshua N. Korff

Kirkland & Ellis LLP

153 East 53rd Street

New York, New York 10022

(212) 446-4800

March 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830137105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William A. Ackman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,077,602 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,077,602 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,077,602 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 830137105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square GP, LLC 38-3694141

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,104,630 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,104,630 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,104,630 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 830137105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square, L.P. 38-3694138

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,080,931 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,080,931 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,080,931 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 830137105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square II, L.P. 76-0772889

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 23,699 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 23,699 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,699 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 830137105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square International, Ltd. 73-1726680

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 972,972 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 972,972 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 972,972 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 830137105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PS Management GP, LLC 06-1742629

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,077,602 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,077,602 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,077,602 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 830137105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square Capital Management, L.P. 38-3694136

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,077,602 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,077,602 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,077,602 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer

The class of equity security to which this statement relates is the Common Stock, $0.0001 Par Value per share (the “Common Stock”), of Sizeler Property Investors, Inc. , a Maryland corporation (referred to herein as the “Issuer”).  The name and address of the principal executive offices of the Issuer are 2542 Williams Boulevard, Kenner, LA 70062.

Item 2. Identity and Background

This report on Schedule 13D (this “Report”) is being filed jointly by each of the following persons pursuant to
Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) (collectively, the “Reporting Persons”): (1) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing GP”), (2) Pershing Square, L.P., a Delaware limited partnership (“Pershing I”), (3) Pershing Square II, L.P., a Delaware limited partnership (“Pershing II”), (4) Pershing Square International, Ltd., a corporation organized under the laws of the Cayman Islands (“International”), (5) Pershing Square Capital Management, L.P., a Delaware limited partnership (“International Manager”), (6) PS Management GP, LLC, a Delaware limited liability company (“International GP”), and (7) William A. Ackman, an individual and citizen of the United States.  The address of each of the Reporting Persons is: c/o Pershing Square Capital Management, L.P., 888 Seventh Avenue, 29th Floor, New York, NY 10019.

Pershing I, Pershing II and International are principally engaged in making investments in publicly held companies.

Pershing GP is principally engaged in the business of serving as the general partner of Pershing I and Pershing II.  International GP is principally engaged in the business of serving as the general partner of International Manager.  International Manager is principally engaged in the business of acting as the investment manager of International.

William A. Ackman is the managing member of Pershing GP, International GP and the majority shareholder of International.

None of the Reporting Persons, nor any of their officers or managing directors, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years.

None of the Reporting Persons, nor any of their officers or managing directors, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years which has resulted in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pershing I, Pershing II and International (referred to herein collectively as “Pershing”) obtained funds to make the from working capital in the ordinary course of business.  No funds were borrowed by Pershing in order to complete the transactions described herein.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.
Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment in the ordinary course of business.  The Reporting Persons may cause Pershing and/or its affiliates to make further acquisitions or dispositions of securities of the Issuer including Common Stock at any time.  The Reporting Persons note that on January 10, 2006, the Issuer retained Wachovia Capital Markets, LLC as its exclusive financial advisor to assist the Issuer in analyzing potential strategic alternatives including a sale of the Issuer or its assets in one or more transactions.  In connection therewith, the Reporting Persons may speak with potential acquirers of the Issuer or its assets and/or participate in such a strategic transaction.  The Reporting Persons may engage investment bankers, consultants, accountants, attorneys, or other advisors to assist them, and may contact other shareholders of the Issuer to discuss any and all of the above.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Percentages in section (a) below calculate, as of the date of this Report, the direct beneficial ownership for each of Pershing I, Pershing II and International based upon the holdings of each entity separately and 21,442,000 shares of Common Stock of the Issuer outstanding as of February 28, 2006, as represented by the Issuer in its Form 10-K filed with the Commission on March 16, 2006.  Aggregated information for direct and indirect beneficial ownership for Pershing I, Pershing II, and International is provided in paragraph (a)(vii) below.

(a)               (i) Pershing I directly beneficially owns 1,080,931 shares of Common Stock, representing 5.0% of the outstanding Common Stock of the Issuer.

(ii) Pershing II directly beneficially owns 23,699 shares of Common Stock, collectively representing 0.1% of the outstanding Common Stock of the Issuer.

(iii) International directly beneficially owns 972,972 shares of Common Stock, collectively representing 4.5% of the outstanding Common Stock of the Issuer.

(iv) Pershing GP is the general partner of Pershing I and Pershing II, and accordingly may be deemed to indirectly beneficially own all of the shares set forth in paragraphs (a)(i) and (ii) above owned by Pershing I and Pershing II.

(v) International Manager is the investment manager of International and the management company of Pershing I and Pershing II. International GP is the general partner of International Manager, and accordingly International Manager and International GP may be deemed to indirectly beneficially own all of the shares set forth in paragraphs (a)(i)-(iii) above owned by International.

(vi) William A. Ackman is the managing member of Pershing GP and International GP, and accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraphs (a)(i), (ii) and (iii) above.

(vii) Collectively, each of the Reporting Persons may be deemed to directly or indirectly beneficially own 2,077,602 shares of Common Stock of the Issuer, collectively representing 9.7% of the outstanding Common Stock of the Issuer.

(b)              Each of the Reporting Persons may be deemed to be a member of a “group” for purposes of Rule 13d-5, and as a result each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by Pershing I, Pershing II and International.

(c)               There have been no transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)              Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)               Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, buying, selling, transferring or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits
Exhibit 1 - Schedule 13D Joint Filing Agreement, dated March 27, 2006 by and among Pershing I, Pershing II, Pershing GP, International, International Manager, International GP and William A. Ackman.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2006

WILLIAM A. ACKMAN

/s/ William A. Ackman
Name: William A. Ackman

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE, L.P.

By: Pershing Square GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE II, L.P.

By: Pershing Square GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By: PS Management GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE INTERNATIONAL, LTD.

By: Pershing Square Capital Management, L.P.
Its: Investment Manager

By: PS Management GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D (including amendments thereto) with regard to the common stock of Sizeler Property Investors, Inc., a Maryland corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of the date set forth below.

Date: March 27, 2006

WILLIAM A. ACKMAN

/s/ William A. Ackman
Name: William A. Ackman

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE, L.P.

By: Pershing Square GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE II, L.P.

By: Pershing Square GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

1

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By: PS Management GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE INTERNATIONAL, LTD.

By: Pershing Square Capital Management, L.P.
Its: Investment Manager

By: PS Management GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

2